UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 000-52030

Challenger Energy Corp.

(Translation of registrant’s name into English)

Suite 200, 744 — 4th Avenue S.W.,

Calgary, Alberta, Canada T2P 3T4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

This Report on Form 6-K is intended to clarify and supplement the information regarding the composition of the Compensation, Corporate Governance and Nomination Committee (the “Committee”) of the Board of Directors of Challenger Energy Corp. (the “Company”) included in the Company’s Form 20-F Annual Report, filed with the United States Securities and Exchange Commission on June 27, 2008, for the fiscal year ended December 31, 2007 (the “2007 Annual Report”).

The information included in the 2007 Annual Report with respect to the Committee did not contain the disclosure required by the American Stock Exchange Company Guide that Gregory S. Noval, Chairman of the Board of Directors of the Company and a member of the Committee, is not considered to be independent pursuant to Section 803A of the American Stock Exchange Company Guide due to his relationship with Canadian Superior Energy Inc.  From April 2000 to the present, Mr. Noval has served as the Executive Chairman and Director of Canadian Superior.  As explained more fully in the 2007 Annual Report, the Company’s primary assets are its contractual relationships with Canadian Superior.  Despite the fact that Mr. Noval is not considered to be an independent director, the Board of Directors of the Company has determined that Mr. Noval’s membership on the Committee is required by the best interests of the Company and its shareholders due to Mr. Noval’s experience in the industry and his familiarity with the Company.  Mr. Noval will not serve on the Committee for more than two years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Challenger Energy Corp.
(Registrant)

Date: August 11, 2008.	By:	/s/ Manjeet Dhillon
Name: Manjeet Dhillon
Title: Chief Financial Officer